

October 1, 2021

Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.
5701 East Hillsborough Avenue, Suite 1417
Tampa, FL 33610-5428

> **Re: Marpai, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-258029**

Dear Mr. Gonzalez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Amendment No. 3 to Form S-1 filed September 27, 2021

Marpai Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Note 17--Subsequent Events from August 26, 2021 to September 22, 2021, page F-30

1. On September 2, 2021, you effected a forward split at a ratio of 4.555821-for-1. Please explain your basis for not retroactively adjusting all share and per share amounts in the historical financial statements for Marpai Inc. and Subsidiaries. Refer us to the technical guidance upon which you relied.

<u>Continental Benefits LLC and Subsidiary</u>
<u>Consolidated Statements of Operations, page F-54</u>

2.   We note that you revised your presentation of Cost of Revenue in response to our prior comment to clarify that it was exclusive of depreciation and amortization which is separately presented. Your continued presentation of Gross Profit, however, does not appear to comply with SAB Topic 11B. In this regard, depreciation, depletion and amortization should not be positioned in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly in the Consolidated Statement of Operations for Continental Benefits for both the quarters ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019. Please make applicable changes throughout your filing as necessary.

    You may contact Franklin Wyman at (202) 551-3660 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joe McCann at (202) 551-6262 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Angela Dowd, Esq.